 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Engum, Rick L. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Date of Event Requiring Statement (Month/Day/Year) November 23, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Coca-Cola Enterprises Inc.   CCE
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President, Controller and Principal Accounting Officer
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	14,180	D
Common Stock	31	I	By Custodian For Child
Common Stock	42,933	I	By 401(k) and Supplemental 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Engum, Rick L. - November 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
1991 SOP (Restated 2/92) 1993 Grant	02/10/1994 | 02/11/2003	Common Stock - 15,000	$5.0000	D
1994 Stock Option Plan	02/07/1995 | 02/07/2004	Common Stock - 12,000	$7.0750	D
1995 Stock Option Plan	01/03/1996 | 01/03/2005	Common Stock - 9,300	$5.9584	D
1996 Performance Action - Plan 18	01/02/1996 | 01/02/2006	Common Stock - 7,500	$9.0209	D
1997 Performance Stock Option	01/02/1997 | 01/02/2007	Common Stock - 40,200	$15.8959	D
1997 Stock Options - 1998 Grant - Tranch 1	01/02/1998 | 01/02/2008	Common Stock - 7,600	$40.1422	D
1997 Stock Options - 1998 Grant - Tranch 2	01/02/1998 | 01/02/2008	Common Stock - 7,600	$46.1635	D
1997 Stock Options - 1998 Grant - Tranch 3	01/02/1998 | 01/02/2008	Common Stock - 7,600	$53.0880	D
1997 Stock Options - 1998 Grant - Tranch 4	01/02/1998 | 01/02/2008	Common Stock - 7,600	$61.0512	D
1997 Stock Options - 1998 Grant - Tranch 5	01/02/1998 | 01/02/2008	Common Stock - 7,600	$70.2089	D
1999 Premium/Svc Options - Tranch 2	01/04/2000 | 01/04/2009	Common Stock - 6,000	$46.3700	D
1999 Premium/Svc Options - Tranch 1	01/04/2000 | 01/04/2009	Common Stock - 6,000	$40.3218	D
1999 Premium/Svc Options - Tranch 3	01/04/2000 | 01/04/2009	Common Stock - 6,000	$53.3255	D
1999 Premium/Svc Options - Tranch 4	01/04/2000 | 01/04/2009	Common Stock - 6,000	$61.3243	D
1999 Premium/Svc Options - Tranch 5	01/04/2000 | 01/04/2009	Common Stock - 6,000	$70.5229	D
2000 Grant 1999 Premium/Svc. Options - Tranch 1	12/14/2000 | 12/14/2009	Common Stock - 8,500	$18.0938	D
2000 Grant 1999 Premium/Svc. Options - Tranch 2	12/14/2000 | 12/14/2009	Common Stock - 8,500	$20.8079	D
2000 Grant 1999 Premium/Svc. Options - Tranch 3	12/14/2000 | 12/14/2009	Common Stock - 8,500	$23.9291	D
2000 Grant 1999 Premium/Svc. Options - Tranch 4	12/14/2000 | 12/14/2009	Common Stock - 8,500	$27.5184	D
2000 Grant 1999 Premium/Svc. Options - Tranch 5	12/14/2000 | 12/14/2009	Common Stock - 8,500	$31.6462	D
2001 Stock Option - Subgrant 1	01/02/2002 (1) | 01/02/2011	Common Stock - 7,695	$18.6563	D
2001 Stock Option - Subgrant 2	01/02/2002 (1) | 01/02/2011	Common Stock - 7,695	$20.5219	D
2001 Stock Option - Subgrant 3	01/02/2002 (1) | 01/02/2011	Common Stock - 7,695	$22.5741	D
2001 Stock Option - Subgrant 4	01/02/2002 (1) | 01/02/2011	Common Stock - 7,695	$24.8315	D
2001 Stock Option - Subgrant 5	01/02/2002 (1) | 01/02/2011	Common Stock - 7,695	$27.3147	D
2002 Stock Option Grant (right to buy)	(2) | 02/01/2012	Common Stock - 32,700	$16.1100	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Rick L. Engum ________________________________ 12-02-2002 ** Signature of Reporting Person Date Page 2 SEC 1473 (3-99)

Engum, Rick L. - November 2002
Form 3 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 3 - November 2002

Rick L. Engum
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

(1)   25% per year after one, two, three and four years, measured from January 2, 2001
(2)   The options vest one-third per year after one, two and three years, measured from February 1, 2002.

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